

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2024

Andrew Saik
Chief Financial Officer and Treasurer
Arvinas, Inc.
5 Science Park
395 Winchester Ave
New Haven, Connecticut 06511

> **Re: Arvinas, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **Filed February 27, 2024**
> **File No. 001-38672**

Dear Andrew Saik:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences